United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Table of Contents

Press Release Signature Page

CVRD signs mining contract for Moatize
Rio de Janeiro, June 28, 2007 — Companhia Vale do Rio Doce (CVRD) announces that the government of Mozambique approved the mining contract for the exploitation of the Moatize coal project, located in the northwestern province of Tete.

This event follows the approval of the project development plan by the Mozambican authorities in early June. The contract has duration of 25 years, which can be extended for additional periods of time, and establishes the tax, international trade and foreign exchange regimes that will rule the CVRD investment in Moatize.

This process begun in November 2004 and the last steps to be taken comprehend the mining concession and the conclusion of the negotiations with the local railroad and port operators for the logistics contract.

The project involves the exploitation of an open pit mine for 35 years, with an estimated average annual production of 11 million metric tons (Mt) of coal products — 8.5 Mt of metallurgical coal and 2.5 Mt of thermal coal.

Roger Agnelli, Chief Executive Officer of CVRD, commented: “This is an important step in our strategy for the coal business. We still need to reach an agreement, which is in the final stage of discussion, involving competitive costs for the logistics of the project.” Roger added: “ I would like to highlight the support and partnership developed with the government of Mozambique, which were very important for the smooth evolution of this process. I am very happy with it.”
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: June 28, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations